Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Neovasc Completes $2 Million Non-Brokered Private Placement

     <<
     - Proceeds Will Advance Key New Products Including Completing CE Mark
     Application for the Reducer(TM) Stent for Refractory Angina -

     TSX Venture Exchange: NVC
     >>

     VANCOUVER, April 24 /CNW/ - Neovasc Inc. (TSXV: NVC) today announced that it has completed a previously announced non-brokered private placement of approximately 9.52 million units at the price of $0.21 per unit for aggregate gross proceeds of $2.0 million. The proceeds of the offering will primarily be used to complete the company's CE mark application for the Neovasc Reducer(TM)
product, an innovative stent for the treatment of refractory angina, and to help fund continuing operations. The securities issued pursuant to the offering will be subject to a four-month hold period in Canada from the date of issuance.
     Each unit consists of one common share of Neovasc and one-half of one common share purchase warrant of Neovasc. Each whole warrant entitles the holder thereof to purchase one common share of Neovasc at the exercise price of $0.30 per share for a period of one year after the closing date of the offering. The majority of the offering was placed with existing investors, including members of the Frost Group LLC and company management.
     "This financing will enable us to complete key development activities central to the growth of our business, most importantly filing for European regulatory approval to market our Reducer stent, which has the potential to become one of the first effective treatments for refractory angina, a debilitating condition affecting over two million patients in the United
States and Europe," said Alexei Marko, chief executive officer of Neovasc. "We are now well positioned to execute on the focused growth strategy we implemented late last year."

     About Neovasc Inc.

     Neovasc Inc. is a new specialty vascular device company that develops, manufactures and markets medical devices for the rapidly growing vascular and surgical marketplace. The company's current products include the Neovasc
Reducer(TM), a novel stent in development to treat refractory angina, as well as a line of advanced biological tissue technologies that are used to enhance surgical outcomes and as key components in a variety of third party medical products. For more information, visit: www.neovasc.com.

     About Frost Group, LLC

     The Frost Group, LLC, is a private investment firm based in Miami. The
Frost Group is led by Dr. Phillip Frost, and includes Jane Hsiao, Ph.D., Rao
Uppaluri, Ph.D., and Steven D. Rubin, a team that has been together in various capacities for over 22 years. Since its formation in October 2006, the Frost
Group has invested over $140 million in various companies and technologies in the United States and abroad. These investments include stakes in the areas of pharmaceuticals, diagnostic devices, medical devices, developmental education and entertainment for children, telecommunications, sports licensing, aviation services, software for seismic data analysis, and new materials for computer chips.

     Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words
"anticipates," "believes," "may," "continues," "estimates," "expects," and
"will" and words of similar import, constitute "forward-looking statements"
within the meaning of the U.S. Private Securities Litigation Reform Act of
1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates;
history of losses and lack of and uncertainty of revenues, ability to obtain required financing, receipt of regulatory approval of product candidates, ability to properly integrate newly acquired businesses, technology changes;
competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with Canadian securities regulators. Although the
Company believes that expectations conveyed by the forward-looking statements are reasonable based on the information available to it on the date such statements were made, no assurances can be given as to the future results, approvals or achievements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements except as otherwise required by applicable law.

     %CIK: 0001399708

     /For further information: Corporate contact: Neovasc Inc., Chris Clark,
(604) 248-4138; U.S. media & investor contact: GendeLLindheim BioCom Partners,
Barbara Lindheim, (212) 918-4650/
     (NVC.)

CO:  Neovasc Inc.

CNW 07:34e 24-APR-09